Filed by Ensco plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atwood Oceanics, Inc.

Commission File Number: 001-13167

TRANSCRIPT

The following is a transcript of an investor presentation by Ensco plc (“Ensco”) at the Barclays CEO Energy-Power Conference in New York, New York at 10:25 a.m. (New York time) on September 6, 2017. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.  A webcast of the recorded presentation will be accessible for a limited time through Ensco’s web site at www.enscoplc.com.

J. David Anderson, CFA, Barclays:

I will continue to keep us on time the best I can. Next up, we have Ensco. We have Mr. Carl Trowell. Carl has been CEO of Ensco since 2014. Prior to that, he held a number of senior positions at Schlumberger. And prior to that, he was a petroleum engineer with Shell.

It is my pleasure to introduce Mr. Trowell. Please?

Carl Trowell:                                                                          Good morning, everyone, and thank you to the Barclays team for inviting us to present today.

Before I start, I’ll show you our forward-looking statement disclaimer, which you can find on our website, as well as notices regarding our proposed acquisition of Atwood.

In terms of my presentation today, I will cover Ensco’s value proposition, including the key factors that when combined provide us with a competitive advantage as the offshore sector recovers. I will then present our view on current market conditions and how we’ve been able to leverage our strengths to win recent contracts. Finally, I will discuss our planned acquisition of Atwood and its strategic rationale, which fits well with our own value proposition and where we sit in the market right now. We believe that the transaction will significantly enhance our fleet and increase shareholder value while upholding our commitment to financial flexibility and discipline.

The offshore drilling sector is going through a transformational period brought on by recent industry downturn. We believe that this will lead to fewer offshore drilling companies, going forward, and create a bifurcation amongst those drillers that remain. Going forward, we believe offshore drillers will be divided into two groups. The first group will be composed of companies that provide the highest-specification assets along with additional services and new contracting models providing innovative solutions to help improve the efficiency of our customers’ drilling programs. The second group will offer commoditized drilling services.

With this in mind, our strategy during the downturn has been to position Ensco to be among the first group, and we have focused on several areas to achieve this. In the process, we believe that we are building a truly differentiated offshore driller of choice, and I want to highlight five strengths of the Ensco organization that, in concert with one another, give Ensco an ideal platform for optimizing the performance of offshore drilling rigs and enable us to consistently deliver strong results. This platform has led to new contracts and shareholder value creation, as well as the top rating in overall customer satisfaction in an independent industry survey for the past seven years. I will expand on each one of these strengths in more detail on the following slides, starting with safety and operational excellence.

Safety performance and operational results matter to customers. The track record of a company and the success of an individual rig are critical to customers as they evaluate awarding drilling contacts, particularly when evaluating or undertaking complex well programs. Safety is one of our core values, and our year-to-date safety metrics are tracking better than last year’s record results. During 2016, our total recordable incident rate was 24% better than the industry average. And as you can see from the first chart, we have consistently outperformed the industry. Having an established safety culture and consistently delivering safe operations, coupled with safety management systems capable of meeting or exceeding the most demanding customer’s expectations, improves our ability to win more than our fair share of new contracts.

Last year, we achieved fleet-wide operational utilization of 99%, a new company record and a three percentage point improvement over 2015 results, generating more than $60 million of additional revenue during 2016. We have continued this impressive performance during 2017, with 99% operational utilization year to date.

Another important part of Ensco’s value proposition is our multiyear investment in technology and innovation. These investments were integral in achieving record safety and operational results in 2016, and these high levels of uptime differentiate our rigs from the competition through better asset performance and reliability.

One example of this is our proprietary Ensco Asset Management System, which optimizes the entire life cycle management of equipment so that we maximize its value. We invested more than $40 million over the course of several years to build the Ensco Asset Management System, and its implementation at the beginning of 2016 helped to achieve an 80% improvement in subsea equipment-related downtime during 2016, generating additional revenue for Ensco and delivering better uptime to our customers.

We also have a reliability-based maintenance program developed in-house that helps to reduce costs while improving rig uptime. This program leverages data produced on our rigs to predict when equipment failure may happen, enabling preventative maintenance work to be performed.

Data analytics is also used to drive improvements in the drilling process. By analyzing and understanding the data from our rigs, we are able to reduce non-productive time for our customers and optimize crew performance by learning from and sharing best practices.

We have also continued developing a library of intellectual property, filing 25 patents since the start of 2015. Included in this library is our Canti-Leverage Advantage technology on our ENSCO 120 and ENSCO 140 series rigs that provides extended drilling reach for multi-well programs, as well as our PinSafe system that helps to optimize jackup moves and reduces downtime spent waiting on weather, resulting in reduced project time and costs for our customers.

Cross-functional teams continue to work on additional projects that can help us expand this library, and we are currently piloting patented technologies on some of our new-build rigs that can be retrofitted to our existing rig fleet, which we believe will create significant efficiencies for customers and further distinguish Ensco assets from other rigs in the market. One such example is aimed at reducing the amount of time it takes to trip pipe during drilling, completion, intervention, workover, and plug and abandonment operations. This patented technology can yield significant savings, lowering tripping times by up to 75% in certain cases.

In addition to our excellent operational and safety performance, customers continue to choose Ensco as their driller of choice because of our high-specification rig fleet. We have a diverse fleet capable of meeting a broad spectrum of customers’ well program requirements, consisting of eight ultra-deepwater drillships, 12 versatile semisubmersibles, and 31 premium jackups. The pending acquisition of Atwood significantly enhances our pro forma ultra-deepwater capability and refreshes our shallow water fleet at attractive valuations, complementing and enhancing our offering to customers, as we will discuss later in the presentation.

Our existing eight ultra-deepwater drillships include three rigs of the GF 12000 design, which include many unique features and make these some of the most capable rigs in the global fleet and, importantly, create efficiencies for our customers. These include an optimized hull design and fully retractable thrusters, which improves station keeping and reduces fuel consumption by up to 10% over the life of the vessel; riser storage in the hull, which creates more usable deck space and higher deck load; and heat-compensating crane and drawworks that provide greater precision in, controlling weight on bit and other critical operations. These features, combined with Ensco’s enhanced safety and operational systems, position us well for winning new contracts for customers’ ultra-deepwater projects.

In addition to our high-specification drillships, we have a versatile fleet of semisubmersibles, including our seven proprietary ENSCO 8500 series rigs. As part of our targeted investments in technology and innovation to differentiate our rigs from the competition, we have made mooring upgrades on three of our 8500 series semis to improve the marketability of the rigs. This moored-DP configuration offers customers the versatility of drilling in both shallow and deep water, along with the capabilities of sixth-generation drilling equipment. This has proven to be a differentiating factor when marketing these rigs, as evidenced by several recent contact wins for ENSCO 8503 and ENSCO 8505 in the Gulf of Mexico. ENSCO 8503 recently drilled the Zama-1 prospect offshore Mexico — the first offshore exploration well drilled by the private sector in the country’s history — which resulted in a world-class discovery.

Complementing our floaters is our fleet of 31 premium jackups, which include four ENSCO 120 series rigs. The ENSCO 120 series are uniquely capable high-specification rigs that perform very well for customers in the North Sea. They have a number of features that create efficiencies for customers, including our patented Canti-Leverage Advantage technology, which I mentioned earlier; 40,000-foot total drilling depth; and a 2.5 million pound quad derrick, providing increased hoisting capacity which allows for drilling of long-reach wells; and an automated drill floor that gives us the ability to perform offline activities while we drill. These features help ENSCO 120 series rigs to fulfill a broad range of customer requirements and provide efficiencies for our customers that reduce total project time and cost.

Ensco has a broad global footprint and a diverse customer base. We have drilled some of the most complex wells for super majors, national oil companies, and independent operators around the globe. Our rigs are operating today in nearly every strategic oil and gas basin in the world.

We expect that the recovery in the offshore sector will be prolonged and phased, and our diverse rig fleet that spans a range of water depths, along with our global footprint and diverse customer base, puts us in position to capitalize on new contracting opportunities as they emerge. We anticipate that some of our major customers will increasingly look to service providers to play more of an active role in creating efficiencies for their offshore programs to further reduce project costs. It is likely that we will be asked to take on alternative contracting models, including the integration of non-drilling services that take place on our rigs.

As an organization, we need to be prepared for this evolving landscape, and by making investments in our technology and innovation and by having the highest-specification assets we increase our ability to meet the changing demands of our customers. Only a handful of top-tier offshore drillers have the scale, diversification, and financial strength to meet these requirements, and as a result we expect to see some major customers consolidating around a smaller group of service providers.

A further competitive advantage for Ensco is our solid financial position. Our financial strategy entering the downturn was focused on extending our runway by reducing debt, managing cash outlays, and increasing our liquidity. We successfully strengthened our balance sheet and improved our competitive positioning to prepare the company for a protracted recovery in the offshore sector. Customers are increasingly interested in how contractors manage their balance sheets, as they want financially strong and proven counterparties with the financial wherewithal and acumen to properly maintain their assets, provide stable operations, and fulfill long-term contracts.

Our ability to navigate the downturn and preserve our financial strength has given us the flexibility to meet customers’ demands and evaluate a variety of investment opportunities. We have capitalized on our strong financial position to pursue the acquisition of Atwood and make targeted investments in our assets, technology, systems and processes that will significantly enhance our fleet so that we can better meet customers’ drilling requirements in the future, and we will maintain a strong balance sheet and financial flexibility after closing our pending acquisition of Atwood.

We will now turn to an overview of current market conditions and demonstrate how Ensco is positioned to capitalize on a recovery in offshore drilling. As we have stated previously, we are in the midst of a sector-changing downturn that we expect will reconfigure the offshore drilling industry. However, we feel that we are now in a different phase of the cycle, and we will look at some of the key data points that support our view. It is important to emphasize that throughout the downturn we have consistently focused on favorably positioning Ensco to respond to the evolving market conditions and capture value based on where we are in the cycle.

Brent crude prices have remained largely range-bound between $45 and $55 per barrel over the past 12 months. And at the end of August, Brent crude was approximately 55% higher than the lows seen in January 2016. At the same time, in a sustained lower commodity price environment, customers are focused on improving the breakeven economics for projects across their portfolios, and offshore is no exception. An increase in commodity prices, coupled with significant reductions in customers’ offshore breakeven prices, has resulted in a number of major operators adopting a more positive tone about the prospects for their offshore programs, and we continue to see signs of improvement in customer activity.

Recent M&A activity is also supportive of the role that offshore production will play in meeting future production demand. Total’s recent announcement that they intend to acquire Maersk Oil and Gas and dedicate further investment towards offshore production, as opposed to potential other resources, is a highly positive development from one of the most important players in the offshore drilling space, who is also a customer that we have a very strong relationship with.

As a result of increased customer activity, you are seeing global utilization trends indicate that we are in a different phase in the cycle. During the recent downturn, global utilization declined from nearly 90% at the beginning of 2014 to approximately 55% by the end of 2016. However, global utilization appears to have bottomed in late 2016 and has increased modestly during 2017, to approximately 58% recently.

The chart also shows that Ensco has largely outperformed the industry over the past three plus years, and we have seen a moderate uptake in utilization from the lows seen in the fourth quarter of 2016. We are also seeing top-tier offshore drillers win a disproportionate amount of new work, as customers look to contract rigs with established, well-capitalized drillers that have the technology, systems, scale, and diversification to help customers lower their development cost while persevering through the industry cycle.

Turning now to global supply. In addition to increased customer activity, there are two factors that are going to drive the supply and demand balance and utilization, going forward. The first is the attrition rate, and the second is the speed with which new deliveries come to market and, in some cases, whether they come to market at all.

There are approximately 75 floaters currently cold stacked, many of which will never return to the marketed supply, either because they cannot compete with modern high-specification assets or because reactivation costs may be prohibitive given current pricing levels. We identify another 40 rigs that are retirement candidates, which include rigs over 30 years of age that are currently idle or due to roll off contracts through 2019. These retirement candidates exceed the number of new-build rigs we expect will enter the marketed supply over the same period, resulting in a decline in the global supply of floaters through 2019.

On the jackup side, there are approximately 40 rigs currently cold stacked, the majority of which are more than 30 years old, and a further 140 retirement candidates that are over 30 years of age and currently idle or due to roll off contracts through 2019, compared to approximately 90 new-builds due to be delivered over the same period. Furthermore, many of the new-build rigs that are scheduled for delivery in the coming years were ordered by speculators, and there are questions as to whether these rigs end up in the global marketed supply given their uncertain deliveries.

While there have been relatively few jackup retirements announced since the start of the downturn, we believe that much of this attrition is occurring silently, as companies have no incentive to announce when they no longer plan to return a rig to the active fleet given their lower stacking costs. We expect that deliveries of uncontracted new-builds will continue to be delayed until demand recovers to much higher levels, resulting in a decline in the global supply of jackups through 2019.

Now to perhaps the most important aspect of the shift in market conditions, we have seen an increase in customer activity. New contract awards and inquiries for future work have increased year to year. And while this is off a very low base, more projects have reached final investment decision sanctioning this year than in all of 2016, providing a pipeline for future offshore work in the years ahead. These projects include major deepwater developments such as Eni’s Coral South, offshore Mozambique; Reliance’s R-Series, offshore India; and ExxonMobil’s Liza, offshore Guyana. In fact, more project approvals are expected before the end of the year, and as many as 25 projects in total could reach final investment decision this year alone.

We have talked today about how we position Ensco for success through the cycle, and I’m pleased to say that as market conditions have improved we have seen a clear trend for customers preferring high-specification assets that are operated by established offshore drillers, and Ensco has benefited from this more than any other offshore driller. We believe we will continue to be the driller of choice for customers and that our ability to capture new contract awards will be further enhanced with the addition of Atwood’s assets.

As customer activity has increased, Ensco has won significantly more work than any other offshore driller, as this chart shows. Ensco has won 23% of all new rig years contracted in 2017, compared with 12% for the nearest competitor. Year to date, Ensco has been awarded contracts representing more than 20 rig years of work, including multiyear floater and jackup contracts across several regions, including the North Sea, West Africa, and the Gulf of Mexico. In the third quarter alone, we have won four new drillship contracts and nearly 20% of all new deepwater rig contracts awarded in 2017.

These new contracts have significantly improved our marketed drillship utilization, with four out of our six marketed drillships potentially on contract into 2020, assuming customers’ options are exercised. By securing work for some of our high-specification drillships with key strategic clients on projects that have the potential for multiple years of continuous work, we improve our prospects for future utilization as we emerge from the downturn.

We are clearly at a pivotal point in the market and for Ensco. Our recent contract awards underscore that there is strong customer demand for the type of high-specification assets that will be added to Ensco’s fleet through our pending acquisition of Atwood.

In the following slides, I will reiterate the strategic rationale and value creation opportunity from our pending acquisition of Atwood. We are excited about this transaction, as we see it as a rare opportunity to add high-quality assets at attractive values at a key moment in the market cycle.

In addition to the reasons I have discussed thus far, let me add further detail as to why acquiring Atwood is a compelling transaction for Ensco shareholders at this time in the market cycle. First, Atwood has best-in-class assets that will significantly enhance Ensco’s fleet, high-grading our floaters and refreshing our jackup fleet, enabling us to rationalize some of the older legacy Ensco assets.

Second, the terms of the acquisition and the timing of the transaction are advantageous. By acquiring Atwood at a pivotal time in the market cycle, we are able to acquire high-quality assets at a compelling purchase price which, coupled with significant synergies, will generate meaningful value for our shareholders.

Third, by using equity as consideration for the acquisition, we preserve our financial strength and balance sheet while substantially improving our fleet. Our debt maturities remain manageable, and our liquidity position provides pro forma Ensco with ample financial flexibility as the market recovery unfolds.

As we discussed earlier, our current fleet gives us an ability to meet a broad range of customer demands. However, we also see the need to refresh our fleet, as customers are displaying a growing preference for high-specification assets. The acquisition helps us respond to these trends and enhance Ensco’s drilling capabilities. We will add four best-in-class drillships and two ultra-deepwater semisubmersibles to Ensco’s current fleet, for a total of 26 rigs. The average age of our pro forma ultra-deepwater floaters will be just five years, establishing the pro forma fleet among the youngest and most capable in the industry.

The addition of Atwood’s four best-in-class drillships — which we have defined as those with the capability to drill in at least 10,000 feet of water; dual 2.5 million pound derricks; two seven-ram blowout preventers; and a variable deck load exceeding 22,000 tons — secures Ensco’s position in the high-specification ultra-deepwater market, increasing our total number of rigs in this category from two to six. This will give the pro forma company approximately 20% of all rigs with these capabilities. As mentioned earlier, our recent drillship contract awards demonstrate that there is strong customer demand for these type of high-specification assets, particularly in the hands of an established offshore driller like Ensco.

Atwood’s high-specification ultra-deepwater semisubmersibles augment Ensco’s capabilities by adding enhanced well control, water depth, and mooring capabilities, along with a longstanding reputation in the Australian market. At less than six years old, the average age of Atwood’s semis is significantly lower than Ensco’s, which include two rigs greater than 30 years of age. In addition, Atwood’s five premium jackups will help refresh Ensco’s jackup fleet, positioning us well to capitalize on the recent uptick in customer activity in the shallow water market.

As we discussed earlier, supply rationalization is an important trend in the industry, and this acquisition enables us to continue high-grading our fleet while protecting our leadership position. Upon closing the transaction, our fleet management strategy will shift in light of the new composition of our rig fleet. We will further rationalize legacy Ensco assets, and we expect to retire several rigs over the next three years given the refresh that the acquisition will bring to our fleet. We will also be highly selective in reactivating rigs until market conditions and pricing improve. After closing, winning new work for Atwood’s delivered floaters will be our top priority.

We see the Atwood transaction as a unique opportunity to create shareholder value by acquiring multiple high-quality assets at a significant discount to market values. At offer date, we calculate an implied market value for Atwood’s six floaters of approximately $222 million per floater, which is significantly lower than comparable asset opportunities. We have evaluated multiple distressed asset opportunities as well as other corporate M&A transactions, and Atwood presented the most attractive opportunity in terms of asset quality, value, and our ability to quickly complete the deal and fully integrate the assets into our platform.

Another reason that Atwood is a good strategic fit is the synergies that will create meaningful value for Ensco shareholders. After additional evaluation of the pro forma organization, we expect even greater synergies from the transaction and now estimate $50 million of expense synergies in 2018 and run rate synergies of $70 million on an annual basis beginning in 2019.

We expect to achieve these synergies primarily through the consolidation of offices and shore-based headcount. Atwood’s onshore support costs total approximately $85 million on an annual basis, including $50 million of G&A expense and another $35 million of costs classified as contract drilling expense. Certain corporate support costs, including engineering, supply chain, and asset management, are generally charged to contract drilling expense, along with onshore support costs incurred in field offices that directly support operations.

Since we expect to support our combined fleet using Ensco’s existing support structure, we believe that $70 million of synergies is an achievable target, and we will continue refining these estimates as integration planning progresses. There will likely be other operational fleet management synergies that lead to improved utilization in the future, but these benefits have not been included in our synergy targets.

In total, we expect synergies to create more than $500 million in additional present value at a 10% discount rate, and we anticipate that the transaction will generate double-digit accretion for Ensco shareholders based on discounted cash flow analysis.

When evaluating potential M&A opportunities, we also considered the impact to our balance sheet and liquidity. By acquiring Atwood, we are acquiring high-quality assets at a compelling value while also maintaining our financial flexibility. As of June 30, Atwood’s balance sheet included more than $470 million of cash on hand, an outstanding revolver balance of $850 million, and approximately $450 million of senior notes not due until 2020 but containing a customary put option upon change of control. We expect to repay the outstanding balance on the revolver using a portion of Ensco’s cash upon closing. We also anticipate that the 2020 senior notes will be retired.

Adjusted for these debt payments, Ensco’s pro forma liquidity would be nearly $3.3 billion, including $1 billion of cash, with less than $1 billion of debt maturing before 2024. In addition to this liquidity, we have pro forma contract revenue backlog of $3.6 billion, no secured debt, and a covenant-light capital structure, all of which means we have financial flexibility to bridge the company through to better market conditions.

In closing, we’ve been able to navigate the downturn and make Ensco the clear offshore driller of choice. Our focus on operational excellence, best-in-class rig fleet, and our proactive balance sheet management have put us in a position to take advantage of opportunities that have emerged. These opportunities include new contracts across a range of water depths, and our diverse rig fleet, operational track record, and financial strength have helped us to win more contracts than any offshore driller as market conditions improve.

Additionally, we have positioned Ensco to pursue the acquisition of Atwood, which provides a rare opportunity to add high-quality assets to our efficient platform at a compelling purchase price, and we are confident that this acquisition will create meaningful value for our shareholders. We look forward to completing this transaction and moving forward as a stronger combined company, solidifying our position as the offshore driller of choice.

This concludes my remarks. Thanks again to the Barclays team, and thank you for your interest in Ensco.

J. David Anderson, CFA, Barclays:

Thank you. So, I have a couple of questions for you before our time is over. I want to be sensitive — obviously, you’re in the middle of a deal, so I want to be very sensitive. But I just have kind of one question I want to hit on. The industrial logic and kind of how the fleet fits in with yours, I think, is pretty clear. It’s the timing I’m kind of curious. So, you had mentioned in your remarks about a pivot in the offshore market. So, how much did that kind of play into this, of kind of what you’re seeing? Because I was wondering if you could just help me kind of tie it together. We heard from Chevron yesterday. (inaudible) kind of talked about short cycle opportunities, which the high-spec jackups obviously address it. But what are you seeing out there that’s kind of giving you that confidence that we are, in fact, seeing a pivot and this isn’t just kind of short cycle contracts kind of rolling over?

Carl Trowell:                                                                          Well, first of all, I think I would start by just saying a statement that we’ve made publicly several times, which is that we are in a capital-intensive, asset-intensive, cyclical business. And therefore, it’s absolutely beholden upon a management and a team in this business to have a view on the cycle and, if possible and you are in the position, to make countercyclical investments. And you can argue that the drilling industry as a whole — and even the E&P industry as a whole — has tended to make investments at the wrong point in the cycle: on the peak of the cycle when it’s all obvious and overpay and, therefore, struggle to make sensible returns on capital. So, I think that’s the context with which we have been viewing it.

Now, that said, I think our view has been that we do think that we’re now in a different point of the cycle compared to the last two to three years. We are seeing — and we have the advantage from being on the inside compared to those looking in from the outside to be able to look 12 to 24 months ahead in terms of what we see coming in contracts, which we see coming in inquiries, and the conversation we are having with our client base.

And I think that what we have seen and are feeling increasingly confident about is that we have seen a turn in activity coming. And in jackups I think that has largely happened. It varies a little bit from global marketplace to global marketplace, but I think if you took it as a whole we’re beginning to feel more confident that the bottoming in activity has happened in the shallow water space.

And although it isn’t there yet for the floaters because we have a lot of contracts — the global industry has a lot of contracts rolling off in the next sort of quarter or two, that we can see based around current tendering activity inquiries that that may be happening in the near term; and by that, I mean early in ‘18.

We’ve also seen the number of tenders that we’ve received in-house go up significantly quarter on quarter for the last few quarters.

And we think that we’re now at a turning point where it is time to start looking at opportunities to invest and position for the recovery. And I think that that’s exactly what we should be doing as a management team, and I think we’re in a fundamentally different position than we were six to 12 months ago. If you go back 18 months, 24 months — and I know one of my colleagues in a similar position has described it this way, but we saw it exactly the same — if you looked out to ‘18, ‘19, ‘20, we saw just white space on the contracting book. Now, we see that beginning to fill, and we begin to see more discussions and we begin to see more clients coming to the table with contracts for starting in ‘18 and, actually, many starting in ‘19. And we are beginning to see customers begin to lock in — try and take the option to lock in some pricing and beginning to plan for the future.

J. David Anderson, CFA, Barclays:

Thank you. I have one last question. You said something intriguing, and I have to ask. You were talking about the new contracting models. Can you kind of expand a little bit more on that? That was — I always get a little nervous and a little excited on new contracting models.

Carl Trowell:                                                                          I think what we are — we feel that as a tier one drilling company — which is what we believe that we are and we intend to be positioned as — is that we will be asked to do more with our clients to help bring — improve and innovate the offshore development cost cycle. And we have been positioning ourselves to be able to integrate more services around our rig. But what we’re also beginning to see now, as well, is a pull from certain clients. So, we are seeing an increasing number of contracts now where we have been asked to integrate other services along with the rig and the drill crew and the services we traditionally provide.

Now, that requires in some cases the balance sheet and capital wherewithal to make some of the investments to be able to do that. It also requires the processes, the crew training to be able to do it. So, it’s something where not everyone is necessarily going to wish to do this or have the capability to do it. And I think that’s the first area where I would say I think that the market is going that way for some customers with some drillers.

The other one which is a little bit more obscure — which when you mention new contracting models everyone gets a little bit excited and sometimes nervous about — is whether it means doing turnkey drilling or risk drilling. And I think that that is far from being established, but I think it will come in some areas in some places around the world. And I think you will see some drilling companies be prepared to take on slightly different risk model contracts, be they performance-based or risk-based. But what I would add is that you need to make the investment in the systems and processes and understanding of your risk and your performance to be able to do that. If you don’t, then it’s gambling.

J. David Anderson, CFA, Barclays:

Great. Carl, thank you very much for your time.

Carl Trowell:                                                                          Thank you very much.

Important Additional Information Regarding the Transaction

In connection with the proposed transaction, Ensco has filed a registration statement on Form S-4, including a definitive joint proxy statement/prospectus of Ensco and Atwood Oceanics, Inc. (“Atwood”), with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus has been sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings.  Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Ensco and Atwood with the SEC from the SEC’s website at www.sec.gov.  Security holders and other interested parties are also be able to obtain, without charge, a copy of the definitive joint proxy statement/prospectus and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840.  Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.”  Copies of the documents filed by Atwood with the SEC are available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.”

Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Cautionary Note Regarding Forward-Looking Statements

Statements included in this communication regarding the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, financial performance, accretion to discounted cash flows, revenue growth, future dividend levels, credit ratings or other attributes of Ensco following the completion of the transaction and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of Atwood, delays, costs and difficulties related to the transaction, market conditions, and Ensco’s financial results and performance following the completion of the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in Ensco’s and Atwood’s Annual Report on Form 10-K for the year ended December 31, 2016 and September 30, 2016, respectively, and their respective other filings with the SEC, which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this communication is as of the date of the communication. Except as required by law, Ensco disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in Ensco’s proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the definitive joint proxy statement/prospectus and other relevant documents regarding the transaction, which have been filed with the SEC.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Service of Process

Ensco is incorporated under the laws of England and Wales.  In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States.  Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Ensco or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Ensco or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.